INTELLISEA, LLC

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Independent Accountant's Review Report

To Management
Intellisea, LLC
McKinney, Texas

We have reviewed the accompanying balance sheet of Intellisea, LLC as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 4, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

INTELLISEA, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 2,216	$ 2,448
TOTAL CURRENT ASSETS	2,216	2,448
TOTAL ASSETS	2,216	2,448
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Unearned Revenue	5,703	7,275
TOTAL CURRENT LIABILITIES	5,703	7,275
TOTAL LIABILITIES	5,703	7,275
MEMBERS' EQUITY		
Retained Earnings (Deficit)	(3,487)	(4,827)
TOTAL MEMBERS' EQUITY	(3,487)	(4,827)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,216	$ 2,448

INTELLISEA, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income		
Sales, Net	$ 140,072	$ 85,737
Cost of Sales	(39,288)	(39,046)
Gross Profit	100,784	46,691
Operating Expense		
Salaries & Wages	72,118	31,500
Selling & Marketing	23,918	19,388
Professional Fees	1,537	400
General & Administrative	785	1,943
	98,358	53,231
Net Income from Operations	2,426	(6,540)
Net Income	$ 2,426	$ (6,540)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. 2

INTELLISEA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 2,426	$ (6,540)
Change in Deferred Revenue	(1,572)	5,638
Net Cash Flows From Operating Activities	854	(902)
Cash Flows From Financing Activities		
Distributions to Members	(1,086)	-
Net Cash Flows From Investing Activities	(1,086)	-
Cash at Beginning of Period	2,448	3,350
Net Increase (Decrease) In Cash	(232)	(902)
Cash at End of Period	$ 2,216	$ 2,448

INTELLISEA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Member Distributions	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2017	$ -	$ 1,713	$ 1,713
Net Income		(6,540)	(6,540)
Balance at December 31, 2018	$ -	$ (4,827)	$ (4,827)
Member Distributions	(1,086)		(1,086)
Net Income		2,426	2,426
Balance at December 31, 2019	$ (1,086)	$ (2,401)	$ (3,487)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Intellisea, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company provides website development, advertising, and search engine management services.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Approximately 90% of its revenues are derived from a monthly subscription service that is paid monthly and is renewed each month on the date of purchase. The Company recognizes revenue upon completion upon certain milestones related to the subscription.

The Company has obligations of $5,703 and $,7275 as of December 31, 2019 and 2018, respectively, related to these subscriptions. The Company expects to fulfill these obligations within the first month of 2020.

Approximately 10% of revenue is generated by website construction services which are a onetime service with an upfront retainer. No website construction services were in-process as of December 31, 2019 and 2018, thus no deferred revenue for any website build projects was recorded.

Advertising

The Company records advertising expenses in the year incurred. The Company incurred $72,118 and $31,500 in advertising costs in 2019 and 2018, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 30, 2020, the date that the financial statements were available to be issued.